Mail Stop 3561

June 6, 2008

Via U.S. Mail

Mr. Stephen Burke, Chief Executive Officer
Immureboost, Inc.
Bangpakong Industrial Park I
71 Moo 5, Sukumvit Road
Tarkarm, Bangpakong
Chachoengsago, Thailand 24130

      Re: Immureboost, Inc.
              Form 10-KSB for the year ended December 31, 2006
              Filed April 17, 2007
              Form 10-QSB for the quarter ended March 31, 2007
              Filed May 21, 2007
              File No. 333-123774

Dear Mr. Burke:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Linda Cvrkel
                    Branch Chief